Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

June 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated June 19, 2013, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: June 19, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

Press release

The Hague – June 19, 2013

Aegon to provide update on its strategic transformation and progress toward its 2015 targets

During the company’s Analyst & Investor Conference, which begins later today in London, CEO Alex Wynaendts will detail the actions underway across Aegon’s businesses to deliver on its strategic transformation. Central to Aegon’s strategy is connecting better and more frequently with customers to serve their broader financial needs. Mr. Wynaendts and senior management from the United Kingdom, the Netherlands and the United States, as well as the Central & Eastern European region and Aegon’s asset management unit, will outline plans to drive business growth in its chosen markets, ensure a customer-centric approach and create greater operational efficiency across the organization.

CFO Darryl Button will outline the company’s disciplined capital management policy aimed at reducing financial leverage, supporting the continued payment of attractive dividends to shareholders, and making possible strategic initiatives. Mr. Button will announce Aegon’s intention to neutralize the dilutive effect of stock dividends going forward by repurchasing Aegon shares on the open market.

Management will also update analysts and investors on the company’s progress toward its 2015 financial targets. Aegon is on track to achieve its target to double the proportion of earnings generated from fee-based business to 30-35%, as well as its aim to achieve operational free cash flows of between EUR 1.3 and 1.6 billion by 2015. In light of the historically low interest rate environment, Aegon is currently on a trajectory to deliver an increase in underlying earnings before tax of between 4-7% over the period 2010-2015 and 7-10% from 2012 to 2015. With regard to its return on equity target, Aegon is currently on a path to achieve a return on equity of between 8-10%, assuming current reinvestment yields until 2015, and taking into account the recent preferred share transaction and further capital deleveraging. Management, however, affirms its ambition to achieve a return on equity of 10-12% and recognizes that additional actions are required to do so.

In recent years, Aegon has carried-out a broad restructuring of its businesses in the United Kingdom, the United States and the Netherlands to create a more efficient and responsive organization, better positioned to succeed in light of regulatory changes, demographic and customer behavior developments. It continues to be Aegon’s ambition to become a leader in each of its chosen markets, defined as being the most recommended among customers, business partners and the preferred employer in its sector.

The conference presentations will be available at 8.30 am GMT / 9.30 am CET on Aegon’s corporate website aegon.com and on the Aegon Investor and Media App. The presentations will also be webcast live on the website beginning at 8.45 am GMT / 9.45 am CET.

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that its non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholders’ equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ABOUT AEGON

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 24,000 people and have millions of customers across the globe. Further information: aegon.com.